UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September 2011

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 27 - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Relevant information

2.	Earnings distribution proposal for general shareholders' meeting

Item 1

RELEVANT INFORMATION

Board of Directors' Decisions.  The board of directors of Grupo Aval has authorized management to subscribe up to COP $200 Billion of Banco de Occidente's current share issuance.

Profit/Loss project to be presented at the shareholders' meeting. Attached please find the earnings distribution proposal that will be submitted to the shareholders at the general meeting on September 30, 2011.

Summons to the general Shareholders' meeting. The ordinary meeting of shareholders of Grupo Aval shall be summoned for September 30, 2011 at 9:00 am at the Assembly Room at Banco de Bogotá (Calle 36 # 7- 47 Piso 1- Bogotá).

Item 2

GRUPO AVAL ACCIONES Y VALORES S.A.
EARNINGS DISTRIBUTION PROPOSAL
AS OF JUNE 30, 2011

GENERAL SHAREHOLDERS MEETING

Net Income	$		582,657,904,913.51
With Tax- Benefit		276,648,535,425.78
With Non-Tax Benefit		306,009,369,487.73

Plus:

Release of occasional reserves
for disposal at the general shareholders meeting	$		1,994,403,826,839.81
With Tax- Benefit
Year 2010 - Second Semester		128,507,597,470.71
With non tax-benefit		1,865,896,229,369.10

Total Income Available to Shareholder Meeting	$		2,577,061,731,753.32

a) To distribute a cash dividend of $ 3,36 per share per month during the months of october 2011 to march 2012, including these two months
like this:			355,160,682,112.32

Over 17.617.097.327 common and preferred outstanding shares
	$
With tax-benefit
Follow-on the occasional reserves - Year 2010 Second Semester		128,507,597,470.71
Follow-on profit for the first half of 2011		226,653,084,641.61
		355,160,682,112.32
Dividends shall be paid within the first ten (10) days of each month to those shareholders that qualify at the time of each payment according to the regulation in force and in proportion
to the amount to be paid.

b)To distribute a cash dividend of $ 3,36 per share and per month over 934,669,126 preferred shares that will be issue as a result of the split-up that Grupo Aval is currently undertaking in which participates as beneficiary during the months of october 2011 to march 2012
both months included, like this:			18,842,929,580.16

With tax-benefit
Follow-on profit for the first half of 2011		18,842,929,580.16

For occasional reserve for disposal at the general shareholders meeting
	$		2,203,058,120,060.84
Total with tax-benefit
Year 2011 - First Semester		31,152,521,204.01
With non- tax benefit		2,171,905,598,856.83

TOTAL	$		2,577,061,731,753.32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2011

Grupo Aval Acciones y Valores S.A.

By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations and Legal Counsel